Exhibit 2.1

EQUITY EXCHANGE AND CONTROL TRANSFER AGREEMENT

This Agreement is entered into as of January 3, 2024, by and between Web3 Corporation (“W3”) and the principal owners thereof (“W3 Sellers”) and Heliospace Corporation (“HSC”) and the principal owners thereof (“HSC Owners”), collectively the Parties. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	W3 is a Florida Corporation that is a publicly traded technology company that trades on the OTC Pink Current Marketplace under the symbol WEBT.

2.	HSC is a space design, products and service company based in Berkeley, Ca and is privately owned by the HSC Owners.

3.	The parties enter into this Agreement for the purpose of causing 100% of the stock of HSC to be transferred to and owned by W3 in exchange for 9,795,733 new shares of W3 to be issued to the HSC Owners, in such amounts as directed by the HSC Owners.

4.	In addition to the above shares, certain employees of HSC currently own and hold 2,396,159 stock options in HSC. The Parties agree that such options will be honored by W3 and the holders of such options will be entitled to receive stock options in W3 of identical value and on identical economic terms (adjusted for cap rate differential) as they currently have in HSC. The Parties have agreed to a post-closing capitalization table executed simultaneously herewith.

5.	The W3 Sellers, Jim Byrd and David Shapiro, will cause a total of one million six hundred sixty (1,660,000) shares of W3 stock to be canceled and returned to W3, leaving total shares outstanding after said transfer of five hundred fifty eight thousand seven hundred (558,700).

6.	The current W3 Officer and Director will resign all positions with W3 and appoint such officers and directors as selected by the HSC Owners.

7.	Certain shares will be purchased by third parties who have provided and are providing capital or services to the transaction and to W3 or HSC, as follows:

(a)	Donald Capital will purchase 320,000 shares for $1,500.

(b)	Jim Skalko will purchase 220,000 shares for $1,000.

(c)	Donald Capital Special Opportunity Fund I, LLC, will purchase up to 375,000 shares for $375,000, to be used as bridge funding for the transaction and growth.

8.	The total cash proceeds from the initial stock sales of $377,500, will be disbursed as follows at closing:

(a)	Blue Ridge Capital, LLC (Byrd) - $130,000, for cancellation of 1.56 million shares.

(b)	David Shapiro - $50,000, for cancellation of 100,000 shares.

(c)	$50,000 set aside for audit, accounting and OTCQB listing.

(d)	$107,500 set aside for amendment and marketing of Reg A offering

(e)	$20,000 to Jim Skalko for consulting services to the transaction.

(f)	$20,000 to Donald Capital for M&A advisory services to the transaction.

9.	The name of W3 will be changed to Helio Corporation, a Florida Corporation, (“Helio Corp.”) and the stock symbol will be changed to a symbol chosen by HSC (subject to availability). HSC will be operated as a wholly owned subsidiary of W3 (Helio Corp.) post-closing.

10.	The current Reg A Offering for W3 is a $5 million offering at $2 per share. The Parties will move forward with that Offering on the same terms in the new Helio Corp. Byrd Law Group will agree to handle amending the Reg A for the new Offering for no legal fees (expenses to be paid directly). The goal will be to raise the Reg A price as the Offering is sold and the Company gains traction with the new capital. This will be at the discretion of the Board.

11.	The Closing of this transaction will occur on January 3, 2024, subject to mutual extension. The Parties agree that all due diligence has been provided by the other party and all Parties are satisfied with the due diligence and are prepared to close in accordance with this Agreement.

12.	At Closing, the Parties will deliver stock powers and other transfer documents, letters of resignation and appointment, new share issuances and minutes in support thereof and any and all other documents reasonably necessary to fully effectuate the transactions contemplated hereby.

13.	Each of W3 and HSC make the following representations to each other and to all Parties:

(a)	Their respective corporations are valid and in good standing;

(b)	There are no threatened or pending lawsuits, demands, claims or other regulatory, criminal or civil actions known by them to exist that may impact their respective companies or negatively affect the value of W3 (Helio Corp.) post-closing;

(c)	All financial information and other information provided by any Party to any other Party is true and correct to the best knowledge and belief of the providing party;

(d)	The Parties have full and unlimited authority to consummate the transactions contemplated hereby;

(e)	Each has disclosed to the other any and all documents or information that accurately reflect the current status of the respective companies and there are no debts, demands, liabilities or other material events that impact the value of each such company that has not been disclosed herein.

14.	This Agreement is governed under Florida law where the parent company of the new combined entity will be domiciled (W3 (Helio Corp.)). This Agreement is binding on the Parties hereto, their respective successors and assigns at law. This Agreement may only be amended by written agreement signed by all Parties hereto and is the full and final expression by the Parties of all transactions agreed to between them. The Parties agree to execute any and all documents as reasonably necessary to fully effectuate the transactions contemplated hereby, including post-closing documents if necessary.

Wherefore, intending to be legally bound, the parties have executed this Agreement on the date and year set forth above.

Web3 Corporation		Heliospace Corporation

By:	/s/ Jim Byrd	By:	/s/ Greg Delory
	Jim Byrd, President and Sole Director		Greg Delory, President

JOINDER OF SHAREHOLDERS TO EQUITY EXCHANGE

AND CONTROL TRANSFER AGREEMENT

Each of the below Shareholders hereby execute this Joinder and agree to transfer their shares in Web3 Corporation or Heliospace Corporation per the Agreement to which this is attached and in the below amounts:

Blue Ridge Capital, LLC

By:	/s/ Jim Byrd	/s/ M. David Shapiro
	Jim Byrd	David Shapiro
	1,556,000 Web3 Shares	100,000 Web3 Shares

	/s/ Greg Delory	/s/ Joe Pitman
	Gregory T. Delory	Joseph Pitman
	5,686,667 Heliospace Corporation Shares	4,686,667 Heliospace Corporation Shares

	/s/ Paul Turin	/s/ Richard Lynch
	Paul S. Turin	Richard Lynch
	4,216,666 Heliospace Corporation Shares	160,000 Heliospace Corporation Shares

	/s/ Stuart D. Bale	/s/ Tammy Innes
	Stuart D. Bale	Tammy Innes
	1,250,000 Heliospace Corporation Shares	1,500 Heliospace Corporation Shares

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